[redacted]

11021867

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAY 27 2011
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 49046 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2010 (MM/DD/YY) AND ENDING March 31, 2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonebridge Associates, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Post Office Square
(No. and Street)

| Boston | MA | 02109 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Harvey, Jr., President — 617-357-1770
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

| 350 Massachusetts Avenue | Cambridge | MA | 02139 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Richard Harvey Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonebridge Associates, LLC, as of May 24, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUZANNE O. CHANDLER
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 10, 2017

Suzanne Chandler
Notary Public

Richard H Harvey
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# Financial Statements and Supplementary Information

## Stonebridge Associates, LLC

### March 31, 2011 and 2010

MHM Mayer Hoffman McCann P.C.
An Independent CPA Firm

# Financial Statements and Supplementary Information

# Stonebridge Associates, LLC

**March 31, 2011 and 2010**

# STONEBRIDGE ASSOCIATES, LLC

## *Financial Statements and Supplementary Information*

### *Table of Contents*

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
Tofias New England Division
350 Massachusetts Avenue
Cambridge, MA 02139
Tel: 617.761.0703 Fax: 617.761.0601
www.mhm-pc.com

*Independent Registered Auditors' Report*

To the Members
of Stonebridge Associates, LLC

We have audited the accompanying statements of financial condition of Stonebridge Associates, LLC (the "Company") as of March 31, 2011 and 2010, and the related statements of income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonebridge Associates, LLC as of March 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained in the supplemental schedule of operating expenses and supplemental Schedule I and Schedule II is presented for the purposes of additional analysis and is not a required part of the basic financial statements. These schedules are the responsibility of the Company's management. Schedule I and Schedule II are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

May 24, 2011
Cambridge, Massachusetts

# STONEBRIDGE ASSOCIATES, LLC

## *Statements of Financial Condition*

| | *March 31,* 2011 | 2010 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 643,787 | $ 676,652 |
| Accounts receivable | 44,197 | 64,067 |
| Accrued revenue | 883 | 1,837 |
| Deferred costs | 123,291 | 191,341 |
| Prepaid expenses | 49,617 | 50,182 |
| Total current assets | 861,775 | 984,079 |
| Property and equipment, net | 5,926 | 15,477 |
| Other assets | 27,935 | 28,435 |
| **Total assets** | **$ 895,636** | **$ 1,027,991** |
| **Liabilities and Members' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 28,087 | $ 3,761 |
| Accrued expenses | 272,943 | 20,638 |
| Capital lease obligation - current | 3,910 | 6,689 |
| Total current liabilities | 304,940 | 31,088 |
| Deferred rent | - | 14,039 |
| Capital lease obligation | - | 3,910 |
| **Total liabilities** | **304,940** | **49,037** |
| Members' equity: | | |
| Common members | (1,065,926) | (826,659) |
| Special common members | (74,731) | (74,731) |
| Preferred B members | 1,731,353 | 1,880,344 |
| **Total members' equity** | **590,696** | **978,954** |
| **Total liabilities and members' equity** | **$ 895,636** | **$ 1,027,991** |

*See accompanying notes to the financial statements.*

# STONEBRIDGE ASSOCIATES, LLC

## *Statements of Income*

| | Years Ended March 31, 2011 | 2010 |
|---|---|---|
| Revenues: | | |
| Mergers and acquisitions | $ 1,184,178 | $ 1,505,199 |
| Financial advisory | 483,435 | 926,936 |
| Private placements | 670,000 | - |
| Reimbursed expenses | 51,276 | 64,915 |
| Total revenue | 2,388,889 | 2,497,050 |
| Operating expenses | 2,332,531 | 2,300,508 |
| Income from operations | 56,358 | 196,542 |
| Other income: | | |
| Sale of warrants | 4,557 | 46,967 |
| Gain on stock conversion | - | 13,045 |
| Forgiveness of note and accrued interest | - | (66,210) |
| Interest income | 2,644 | 1,614 |
| Total other income (expense) | 7,201 | (4,584) |
| **Net income** | **$ 63,559** | **$ 191,958** |

*See accompanying notes to the financial statements.*

# STONEBRIDGE ASSOCIATES, LLC

## *Statements of Changes in Members' Equity*

***Years Ended March 31, 2011 and 2010***

| | *Common Members* | *Special Common Members* | *Preferred B Members Redeemable* | *Membership Subscription Receivable* | *Total* |
|---|---|---|---|---|---|
| **Balance, March 31, 2009** | **$ (714,099)** | **$ (74,731)** | **$ 1,470,226** | **$ (43,427)** | **$ 637,969** |
| Forgiveness of note | - | - | - | 43,427 | 43,427 |
| Preferred members redemption | - | - | (15,000) | - | (15,000) |
| Sale of preferred B shares | - | - | 165,000 | - | 165,000 |
| Distributions to members | - | - | (44,400) | - | (44,400) |
| Allocation of net income | (112,560) | - | 304,518 | - | 191,958 |
| **Balance, March 31, 2010** | **(826,659)** | **(74,731)** | **1,880,344** | **-** | **978,954** |
| Preferred members redemption | - | - | (205,000) | - | (205,000) |
| Sale of preferred B shares | - | - | 45,000 | - | 45,000 |
| Distributions to members | (37,540) | - | (254,277) | - | (291,817) |
| Allocation of net income | (201,727) | - | 265,286 | - | 63,559 |
| **Balance, March 31, 2011** | **$ (1,065,926)** | **$ (74,731)** | **$ 1,731,353** | **$ -** | **$ 590,696** |

*See accompanying notes to the financial statements.*

# STONEBRIDGE ASSOCIATES, LLC

## *Statements of Cash Flows*

| | *Years Ended March 31,* *2011* | *2010* |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ 63,559 | $ 191,958 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | 10,902 | 10,049 |
| Gain on sale of warrants | (4,557) | (46,967) |
| Forgiveness of note and accrued interest | - | 66,210 |
| Gain on stock conversion | - | (13,045) |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | 19,870 | (26,862) |
| Accrued revenue | 954 | 8,121 |
| Deferred costs | 68,050 | 246,269 |
| Prepaid expenses | 565 | 7,662 |
| Other assets | 500 | 3,600 |
| Accounts payable and accrued expenses | 276,631 | 4,314 |
| Deferred rent | (14,039) | (9,911) |
| **Net cash provided by operating activities** | **422,435** | **441,398** |
| **Cash flows from investing activities:** | | |
| Cash paid for purchase of property and equipment | (1,351) | - |
| Proceeds from sale of warrants | 4,557 | 46,967 |
| **Net cash provided by investing activities** | **3,206** | **46,967** |
| **Cash flows from financing activities:** | | |
| Preferred members redemption | (205,000) | (15,000) |
| Sale of preferred B shares | 45,000 | 165,000 |
| Distributions to members | (291,817) | (44,400) |
| Principal payments under capital lease obligations | (6,689) | (5,420) |
| **Net cash provided by (used in) financing activities** | **(458,506)** | **100,180** |
| **Net change in cash and cash equivalents** | **(32,865)** | **588,545** |
| Cash and cash equivalents, beginning of year | 676,652 | 88,107 |
| **Cash and cash equivalents, end of year** | **$ 643,787** | **$ 676,652** |

*See accompanying notes to the financial statements.*

# STONEBRIDGE ASSOCIATES, LLC

## *Notes to Financial Statements*

### *Note 1 - Summary of Significant Accounting Policies*

#### *Nature of Business*

Stonebridge Associates, LLC (the "Company") was formed as a limited liability company on January 18, 1996 and is a registered broker-dealer under the Securities Act of 1934. The Company provides merger and acquisition services, capital raising through private sales of equity and debt securities, and other financial advisory services to companies primarily throughout the United States.

#### *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

#### *Revenue Recognition*

Revenue from services provided are recognized at the time there is persuasive evidence that the Company's services have been substantially completed pursuant to the terms of a binding engagement letter, the Company's fee is fixed or determinable, collection of the related receivable is reasonably assured, and customer acceptance criteria, if any, has been successfully demonstrated. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

The Company earns revenue by way of retainer fees and success fees.

Retainer fees: In most engagements, new clients are assessed non-refundable retainer fees which range from single payments to monthly payments for the periods during which contracts remain in effect. Such periods vary in length. Retainer fees are considered earned when billed.

Advisory services: The Company bills and recognizes revenues for advisory services periodical as the services are performed as provided under the terms of its agreement with the client.

Success fees: Success fees are owed to the Company on the completion of an M&A transaction or similar transaction. The formula for determining the fee is stipulated in the contract. Success fees are recognized when the transaction is closed.

The Company records in revenue amounts that were earned but unbilled as of fiscal year end. These amounts are due from clients for services performed in the year recognized which were not invoiced by year end.

***Note 1 - Summary of Significant Accounting Policies (Continued)***

***Reimbursed Expenses***

The Company includes reimbursement for expenses in gross revenue because it is the primary obligor, has discretion in selecting a supplier, and bears all the credit risk of paying the supplier prior to receiving reimbursement from the customer.

***Cash and Cash Equivalents***

The Company considers all highly liquid debt instruments with an original maturity of 90 days or less to be cash equivalents.

***Concentration of Credit Risk and Significant Customers***

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its temporary cash investments with financial institutions which management considers to be of high credit quality. The Company has not experienced any losses on such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents, which, at times, exceeds federally insured limits. The Company provides credit to customers in the normal course of business and collateral is not required for accounts receivable, but ongoing credit evaluations of customers are performed.

On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, when deemed necessary, based on periodic assessment of overdue accounts, outstanding disputes, historical collection trends, and information on customers' liquidity and financial condition. If the financial condition of the Company's customers were to deteriorate and thereby result in an inability to make payments, additional allowances would be required. There is no allowance for doubtful accounts as of March 31, 2011 and 2010.

From time to time, the Company will provide services to a customer where revenues earned from the relationship are sufficient to define this customer as a major customer. While such relationships are considered significant, relationships with customers change annually. For the year ended March 31, 2011, three customers accounted for approximately 62% of the Company's net revenue and three customers accounted for 95% of accounts receivable. Of the total accounts receivable balance outstanding as of March 31, 2011, approximately $39,000 had been collected leaving approximately $5,200 outstanding. For the year ended March 31, 2010, three customers accounted for approximately 62% of the Company's net revenue and one customer accounted for 95% of accounts receivable, which had been collected in full subsequent to the March 31, 2010 year end.

***Deferred Costs***

Deferred costs include direct operating costs associated with the delivery of the Company's services which have been capitalized until the time service revenue is recognized. The principal elements of deferred costs are payroll and related expense and occupancy expenses.

## *Note 1 - Summary of Significant Accounting Policies (Continued)*

### *Property and Equipment*

Property and equipment are stated at cost less accumulated depreciation and amortization. Purchases over $1,000 are capitalized as property and equipment. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. The principal estimated useful lives are five years for computer equipment, seven years for office equipment and furniture and fixtures. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or their estimated useful lives. Repair and maintenance costs are expensed as incurred. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

### *Long-Lived Assets*

The Company reviews long-lived assets and all definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets.

### *Advertising Expense*

The cost of advertising is expensed as incurred. Costs are included in operating expense and totaled $20,546 and $37,744 for the years ended March 31, 2011 and 2010, respectively.

### *Comprehensive Income*

The Company has no other reportable comprehensive income (loss) items to report, other than net income (loss), for the periods presented.

### *Income Taxes*

The Company is treated as a partnership for federal and state income tax purposes. Consequently, members are taxed individually on their proportionate share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statements do not reflect a provision for income taxes.

***Note 1 - Summary of Significant Accounting Policies (Continued)***

***Fair Value Measurements***

The Company follows accounting standards relative to fair value of financial instruments maintained by the Company, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into a three-level hierarchy, as discussed below.

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I – are quoted prices in active markets for identical financial instruments that the Company has the ability to access at the measurement or reporting date. The type of financial instruments generally included in this category includes listed equities and mutual funds.

Level II – are inputs (other than quoted prices in active markets included within Level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Financial instruments which are generally included in this category include corporate bonds, less liquid and restricted equity securities, and certain over-the-counter derivatives.

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgment or estimation. Financial instruments which are generally included in this category may include private equity funds, hedge funds, partnerships and limited liability companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

***Uncertain Tax Positions***

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a limited liability company electing to be taxed as a pass through entity as a tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition. The Company is not currently under examination by any taxing jurisdiction. The Company's federal and state income tax returns are generally open for examination for the past 3 years.

## STONEBRIDGE ASSOCIATES, LLC

### *Notes to Financial Statements*

***Note 1 - Summary of Significant Accounting Policies (Continued)***

***Subsequent Events***

The Company evaluated subsequent events through May 24, 2011, the date the financial statements were authorized to be issued.

***Reclassifications***

Certain reclassifications have been made to the prior year financial statements in order to conform with the current year presentation.

***Note 2 - Property and Equipment***

Property and equipment consists of the following at March 31:

| | | *2011* | | *2010* |
|---|---|---|---|---|
| Furniture and fixtures | $ | 84,351 | $ | 84,351 |
| Computer equipment | | 46,936 | | 46,936 |
| Leasehold improvements | | 107,884 | | 106,533 |
| Equipment under capital lease | | 18,330 | | 18,330 |
| | | 257,501 | | 256,150 |
| Less: accumulated depreciation | | (251,575) | | (240,673) |
| | $ | 5,926 | $ | 15,477 |

Depreciation and amortization expense for the years ended March 31, 2011 and 2010 was $10,902 and $10,049, respectively. Accumulated depreciation for property and equipment purchased pursuant to capital lease arrangements amounted to approximately $7,000 for the years ended March 31, 2011 and 2010.

***Note 3 - Members' Equity***

On April 1, 1996, the Stonebridge Associates, LLC Operating Agreement (the "Operating Agreement") created two classes of ownership: Common Interest Members (the "Common Interest") and Class A Preferred Interest Members (the "Class A Interest") (collectively, the "Members").

On April 1, 2000, the Members entered into an Amendment to the Operating Agreement (the "2000 Amendment") that created Special Common Interest Members (the "Special Common Interest"). Special Common Interest Members receive all the same rights, including without limitation, voting rights, as the Common Interest Members, except that Special Common Interest Members shall not be entitled to receive distributions upon dissolution other than an amount equal to any unreturned capital, plus any earned, but unpaid distributions.

***Note 3 - Members' Equity (Continued)***

On January 31, 2002, in connection with the redemption of the interest of certain Class A Interest Members, the Members approved the amendment of the Operating Agreement (the "Amended Operating Agreement"). The Amended Operating Agreement established the Class B Preferred Interest Members ("Class B Interest") while retaining the Class A Interest (collectively, the "Preferred Interest Members").

On March 31, 2006, in connection with the redemption of the remaining interests of Class A Interest Members, the Members approved an additional amendment of the Operating Agreement (the "March 2006 Amendment"). In this redemption, the Class A Interest Members exchanged their Class A Interests for a combination of cash and Class B Interests. The March 2006 Amendment eliminated the rights and priorities of the Class A Interests.

In 2008, one of the Company's Preferred B and Common Member retired. As a result of the retirement, the Company repurchased all of the Member's Class B Preferred Interest in the Company in the amount of $10,000. In addition, the Company had one redemption of a Preferred Class B Member in the amount of $23,000.

In 2009, the Company sold preferred B interests in the amount of $344,000 and had one preferred B redemption in the amount of $30,000.

In 2010, the Company sold preferred B interests in the amount of $165,000 and had one preferred B redemption in the amount of $15,000.

In 2011, the Company sold preferred B interests in the amount of $45,000 and had three preferred B redemptions in the amount of $205,000.

***Allocation of Profits and Loss***

Profits are allocated first to the Preferred Interest Members until they have received, on a cumulative basis, an amount of profits equal to all amounts of cash and property distributed to them under the March 2006 Amendment other than distributions of unreturned capital with the balance to the Common Interest Members and Special Common Interest Members. All losses are distributed to Common Interest Members and Special Common Interest Members.

***Distributions***

Distributions of cash will first be made to all Common Interest Members in an amount sufficient to pay applicable tax obligations. Class B Preferred Members will then receive distribution of profits equal to 15% of their unreturned capital. Class B Preferred Members' unreturned capital was $1,762,500 and $1,982,500 for the years ended March 31, 2011 and 2010, respectively. Thereafter, profits are distributed to Common Interest Members. Class B Members' distributions are non-cumulative; they have no rights to receive any deficiencies from prior years.

All distributions of special distributable property will first be made to the Class B Preferred Members of 20% of such special distributable property with the balance to the Common Interest Members. Special distributable property is defined as property received by the Company as compensation for services rendered by the Company.

No Member may transfer all or any part of their interest in the Company without prior written approval of the directors of the Company.

## *Note 3 - Members' Equity (Continued)*

### *Redemption of Preferred Interests*

Class B Interest Members shall have the option, exercisable within 90 days after the commencement of each accounting year, to require the Company to redeem up to 100% of their Class B Interest at the purchase price equal to their unreturned capital, plus unpaid distributions. At the Company's election, the purchase price will be paid (i) by a five-year promissory note of the Company, (ii) in cash, or (iii) by a combination of cash and such promissory note. In the event that the Company elects to pay some or all of the purchase price by a promissory note of the Company, such note shall bear interest at the rate of 7% per annum or, if higher, at the applicable federal rate. In all events, such note shall have terms as are necessary in order for it to qualify as capital for purposes of the net capital computation under SEC Rule 15c3-1.

### *Membership Subscription Receivable*

On April 1, 2000, the Company issued a Special Common Interest Membership to a manager of the Company. In return for the Special Common Interest, the Company received $20,000 and a promissory note (the "Note") for $87,544 (the "Principal Amount") which was recorded as a subscription receivable in members' equity. The Note bears interest at 7% which is payable in arrears on the last business day of each calendar year. The Note is secured by the Member's 4.7% Special Common Interest in the Company, which may or may not provide adequate collateral for the Note. At March 31, 2009, the outstanding balance on the Note was $43,427 and accrued interest receivable was $22,783. During the year ended March 31, 2010, the Note and accrued interest receivable were forgiven.

### *Option Agreement*

On April 1, 2000, the Company entered into an option agreement (the "Option") with a member of management and holder of a Special Common Interest (the "Member"). The Member has the option to convert the Member's Special Common Interests to Common Interests at the Option exercise price of $88,256. The Option expires on the 10th anniversary of the Option agreement and, upon the Member's election, can be extended for an additional 10-year term.

During the year ended March 31, 2010, the Option was extended for a period of 10 years from the date of the extension. The option exercise price was reduced to the price of $44,000.

The Member is entitled to exercise the Option only in the event of a dissolution distribution of the Company pursuant to the Amended Operating Agreement. In the event the Member ceases to be employed or to be a member of the Company, the Option will cease to be exercisable as of the effective date of the termination.

## *Note 4 - Commitments*

### *Operating Leases*

During the 2011 fiscal year, the Company extended its current operating lease agreement for six years for its corporate office and storage space in Boston, Massachusetts. The Company leases office equipment under various non-cancelable operating leases with annual lease payments of approximately $18,500 which terminate through 2017.

## STONEBRIDGE ASSOCIATES, LLC

### *Notes to Financial Statements*

***Note 4 - Commitments (Continued)***

***Operating Leases (Continued)***

Minimum future lease payments under all operating leases are as follows:

| | | |
|---|---|---|
| 2012 | $ | 217,396 |
| 2013 | | 217,396 |
| 2014 | | 221,659 |
| 2015 | | 223,790 |
| 2016 | | 223,790 |
| Thereafter | | 74,597 |
| | **$** | **1,178,628** |

Lease expense, included in operating expenses, for the years ended March 31, 2011 and 2010 was $120,767 and $248,916, respectively.

***Capital Leases***

In 2009, the Company entered into a capital lease agreement relating to the acquisition of office equipment. Future minimum lease payments due under this non-cancelable lease agreement as of March 31, 2011 are as follows:

| | | |
|---|---|---|
| 2012 | $ | 4,144 |
| Total future minimum lease payments | | 4,144 |
| Less: amounts representing interest | | (234) |
| Present value of future minimum lease payments | | 3,910 |
| Less: current portion | | - |
| **Capital lease obligation, net of current portion** | **$** | **3,910** |

***Note 5 - Employee Benefit Plan***

The Company sponsors a 401(k) Retirement Plan (the "Plan") which is open to substantially all employees meeting the age and length of service requirements set forth in the Plan. The Company's discretionary contributions to the Plan for the years ended March 31, 2011 and 2010 were $31,744 and $77,111, respectively.

***Note 6 - Net Capital Requirement***

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2011, the Company had net capital of $338,847 which was $318,518 in excess of its required net capital. At March 31, 2011, the Company's aggregate indebtedness to net capital ratio was 9.0 to 1.

## *Supplementary Information*

## STONEBRIDGE ASSOCIATES, LLC

### *Schedule of Operating Expenses*

| | Years Ended March 31, 2011 | 2010 |
|---|---|---|
| Salaries and bonuses | $ 1,453,385 | $ 1,307,735 |
| Employee benefits | 146,506 | 201,053 |
| Occupancy expense | 124,772 | 285,912 |
| Payroll taxes | 96,463 | 100,395 |
| Consulting | 91,143 | - |
| Accounting | 83,825 | 64,632 |
| Research | 64,627 | 61,750 |
| Travel | 42,356 | 25,541 |
| Insurance | 37,871 | 30,877 |
| Office expenses | 29,040 | 25,867 |
| Meals and entertainment | 28,979 | 14,164 |
| Marketing and advertising | 20,546 | 37,744 |
| Legal | 19,814 | 434 |
| Conferences | 18,977 | 4,235 |
| Telephone | 16,763 | 17,672 |
| FINRA license fees | 12,353 | 11,286 |
| Amortization and depreciation | 10,903 | 10,048 |
| Fees and services | 11,471 | 6,814 |
| Repairs and maintenance | 7,091 | 5,114 |
| Subscriptions | 6,335 | 3,330 |
| Contributions | 4,225 | 834 |
| Postage | 2,715 | 1,599 |
| Interest expense | 1,623 | 2,965 |
| Messenger and delivery | 889 | 921 |
| Recruiting | 411 | (742) |
| Referral fees | - | 82,500 |
| Equipment rental | (552) | (2,172) |
| | **$ 2,332,531** | **$ 2,300,508** |

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
Tofias New England Division
350 Massachusetts Avenue
Cambridge, MA 02139
Tel: 617.761.0703 Fax: 617.761.0601
www.mhm-pc.com

*Independent Registered Auditors' Report on Compliance and Internal Accounting Control Required by SEC Rule 17a-5 Pursuant to Rule 15c3-3 Exemption*

To the Members
of Stonebridge Associates, LLC

In planning and performing our audit of the financial statements of Stonebridge Associates, LLC (the "Company"), as of and for the year ended March 31, 2011 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MHM

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the Commission's objectives.

This report is intended solely for the information and use of the management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

May 24, 2011
Cambridge, Massachusetts

# STONEBRIDGE ASSOCIATES, LLC

## *Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1*

### *Schedule I*

*March 31, 2011*

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the "Net Capital Rule", Stonebridge Associates, LLC had the following Excess Net Capital at March 31, 2011:

| | | | |
|---|---|---|---|
| **Total members' equity** | | **$** | **590,696** |
| Deductions: | | | |
| Non-allowable assets | | | 251,849 |
| **Net capital** | | | **338,847** |
| Net capital requirement: | | | |
| 6 2/3% aggregate indebtedness or | 20,329 | | |
| minimum dollar net capital requirement | 5,000 | | 20,329 |
| **Excess net capital** | | **$** | **318,518** |
| Aggregate indebtedness | | $ | 304,940 |
| Percentage of aggregate indebtedness to net capital | | | 90% |

There were no significant differences in the amounts of net capital and aggregate indebtedness as reported by the Company on Part IIA of Form X 17-5-A and those above. Therefore, a reconciliation of significant differences is not necessary.

# STONEBRIDGE ASSOCIATES, LLC

## *Computation of Reserve Requirement Pursuant to Rule 15c3-3*

### *Schedule II*

***March 31, 2011***

Stonebridge Associates, LLC does not carry security accounts for customers or perform custodial functions related to customer securities and is exempt from the reserve requirements pursuant to SEC Rule 15c3-3 under paragraph (k)(2)(i).

Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

**www.mhm-pc.com**

our roots run deep



# Independent Registered Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

## Stonebridge Associates, LLC

**March 31, 2011**

MHM
Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

# Independent Registered Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

## Stonebridge Associates, LLC

**March 31, 2011**

# STONEBRIDGE ASSOCIATES, LLC

*Table of Contents*

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
Tofias New England Division
350 Massachusetts Avenue
Cambridge, MA 02139
Tel: 617.761.0703 Fax: 617.761.0601
www.mhm-pc.com

*Independent Registered Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation*

To the Members
of Stonebridge Associates, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (SIPC - Form 7) to the Securities Investor Protection Corporation (SIPC)] for the year ended March 31, 2011, which were agreed to by Stonebridge Associates, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Stonebridge Associates, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (SIPC - Form 7). Stonebridge Associates, LLC's management is responsible for Stonebridge Associates, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in SIPC - Form 7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2011, as applicable, with the amounts reported in SIPC - Form 7 for the year ended March 31, 2011, noting no differences;

3. Compared any adjustments reported in SIPC - Form 7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in SIPC - Form 7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the SIPC - Form 7 on which it was originally computed, noting no differences.

MHM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Mayer Hoffman McCann P.C.

Cambridge, Massachusetts
May 24, 2011

## STONEBRIDGE ASSOCIATES, LLC

### *Determination of "SIPC Net Operating Revenues" and General Assessment*

*For the Year Ended March 31, 2011*

**Schedule of Assessment Payments**

| | | | | |
|---|---|---|---|---|
| General assessment | | | $ | 5,855 |
| Less payments made: | | | | |
| | Date Paid | Amount | | |
| | 10/21/10 | $ 2,076 | | (2,076) |
| Interest on late payment(s) | | | | - |
| Total assessment balance and interest due | | | $ | 3,779 |
| Payment made with SIPC - Form 7 | | | $ | 3,779 |

# STONEBRIDGE ASSOCIATES, LLC

## *Determination of "SIPC Net Operating Revenues" and General Assessment*

*For the Year Ended March 31, 2011*

| | | |
|---|---|---|
| Total revenue | $ | 2,344,813 |
| Deduction: | | |
| Other revenue not related either directly or indirectly to the securities business - interest income | | 2,644 |
| SIPC net operating revenue | $ | 2,342,169 |
| General assessment @ .0025 | $ | 5,855 |

*See Independent Registered Accountants' Report.*

MHM

Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

www.mhm-pc.com

our roots run deep